October 29, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. John M. Hartz
Senior Assistant Chief Accountant

Re:	RPM International Inc.
Form 10-K for the fiscal year ended May 31, 2010
Filed July 29, 2010
File No. 1-14187
Dear Mr. Hartz:
     On behalf of RPM International Inc. (the “Company”), this letter responds to the comments the Company received from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”), dated October 1, 2010. For your convenience, we have repeated your comments in italics, and the Company’s responses are set forth immediately below the corresponding comment of the Commission.
Form 10-K for the fiscal year ended May 31, 2010
Recent Developments, page 2
SEC Comment #1:
Tell us why you had not disclosed the specific potential for a bankruptcy option prior to June 2010, since you had been reviewing this option over the last year.
Response:
     The Company’s wholly owned subsidiary, Specialty Products Holding Corp. (“SPHC”), and its subsidiary, Bondex International, Inc. (“Bondex”), filed Chapter 11 reorganization proceedings in the United States Bankruptcy Court for the District of Delaware on May 31, 2010, the last day of the Company’s 2010 fiscal year . Until that time, SPHC and Bondex engaged in a litigation-based approach to managing asbestos-related products liability claims, and the Company provided significant disclosure concerning asbestos claims and Bondex’s reserve

Securities and Exchange Commission
October 29, 2010

analysis in the Company’s periodic reports. While bankruptcy was one option that SPHC and Bondex considered, those entities did not actively pursue the bankruptcy option until the fourth quarter of fiscal year 2010. Given SPHC and Bondex’s adherence to a litigation-based approach throughout fiscal 2010 and the preliminary nature of SPHC and Bondex’s consideration of a potential bankruptcy filing prior to the fourth quarter of 2010, the Company believes that the timing of its disclosure was appropriate.
Exhibit Index, page E-1
SEC Comment #2:
We note that you do not appear to have filed on EDGAR all of the schedules and exhibits to your credit agreement filed as exhibit 10.1 to your annual report on Form 10-K for your fiscal year ended May 31, 2010. Please file a complete copy of your credit agreement, including all of its schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Please refer to Item 601(b)(10) of Regulation S-K.
Response:
     The Company will comply with this comment by filing a complete copy of the Company’s credit agreement, including all of its schedules and exhibits, with the Company’s next Quarterly Report on Form 10-Q.
Financial Section
Results of Operations, page 27
SEC Comment #3:
We note that you had a substantial increase in the foreign net operating loss carryforwards and a related increase in the valuation allowance due to the uncertainty over the level of future income related to these subsidiaries. In future filings, please discuss the specific foreign subsidiaries to which these losses relate and discuss the uncertainties surrounding the potential lack of sufficient income in order to recognize the deferred tax asset.
Response:
     The Company will comply with this comment in future filings with respect to material changes in valuation allowances associated with foreign net operating loss carryforwards on a jurisdictional basis.

Securities and Exchange Commission
October 29, 2010

SEC Comment #4:
You state on page 30 that other expense, net, of $3.3 million during fiscal 2009 compares to fiscal 2008 other expense, net of $5.4 million. Please explain the nature of the $5.4 million.
Response:
     The Company confirms that the nature of the $5.4 million amount of other expense, net during fiscal 2008 primarily represents miscellaneous other income and expense items, none of which are material enough to be separately set forth on the Consolidated Statements of Income. This account also comprises various tax expense accounts (unrelated to income tax expense) such as foreign and domestic business and occupational, franchise and other miscellaneous commercial activity taxes. The Company has determined that it is not material to its financial statements and not meaningful to readers as a separately disclosed line item on its Consolidated Statements of Income. In consideration of the nature of the various components of this line item, the Company determined that it would begin including this net amount in selling, general and administrative expenses beginning with its Form 10-Q for the period ended August 31, 2010. The Company notes that the portion of this account pertaining to these tax-related items is not material as it amounted to approximately 0.2% of total selling, general and administrative expenses reported during fiscal 2008, 2009 and 2010. Further, the Company will continue to monitor the components of this net amount for any material items that may rise to a level that require separate identification.
Liquidity and Capital Resources, page 31
SEC Comment #5:
We note from page 10 of the Form 10-K that the recession has resulted in difficulty in managing inventory levels and collection of customer receivables. Herein, you state that collection of accounts receivable have improved, and you do not provide an inventory analysis. Given the material impact accounts receivable and inventory have on your operating cash flows, please quantify in future filings the days sales outstanding and inventory turnover ratios for the periods presented and explain significant fluctuations therein.
Response:
     The Company will comply with this comment in future filings.
SEC Comment #6:
Please tell us and disclose in future filings to the extent material the nature of the “other” line item within the cash from operating activities section of the cash flow statement. We note this amount makes up 26%, 10% and 6% of fiscal 2010, 2009 and 2008 operating cash flows, respectively.

Securities and Exchange Commission
October 29, 2010

Response:
     The Company confirms that the “other” line item within the cash from operating activities section of the cash flow statement primarily comprises the offsetting impact of changes to pension and postretirement plan assets and obligations recognized in other comprehensive income during the year as well as the offsetting impact of foreign exchange changes on certain other items impacting cash flows from operations. The Company will continue to monitor the components of this “other” line item and will provide additional disclosures in the future of items it considers meaningful.
Report of Independent Registered Public Accounting Firm, page 69
SEC Comment #7:
In future filings, please request your auditors to revise their report to include the financial statement schedule, included on page S-1 of the Form 10-K, in the statement regarding their responsibilities within the first paragraph. Refer to Article 5-04(c) of Regulation S-X for guidance.
Response:
     The Company has reviewed Comment #7 with the Company’s independent registered public accounting firm, Ernst & Young LLP (“Ernst & Young”). Please note that Ernst & Young’s consent, included as Exhibit 23.1 to the Company’s Form 10-K for the year ended May 31, 2010, expands Ernst & Young’s report to include the financial statement schedule presented on page S-1 of the Company’s Form 10-K. Ernst & Young takes this approach because the Company’s financial statements and Ernst & Young’s opinions are included in the Annual Report to Stockholders, which is incorporated by reference in the Company’s Form 10-K, whereas the financial statement schedule appears only in the Form 10-K. As such, Ernst & Young respectfully disagrees with the staff’s request that Ernst & Young revise its report included in the Annual Report to Stockholders to include the financial statement schedule presented in the Company’s Form 10-K.

Securities and Exchange Commission
October 29, 2010

     In addition to responding to the foregoing comments, we have provided herewith as Attachment 1 a statement from the Company acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that this letter is responsive to your comments. Should you require further information or if there are any questions concerning the responses set forth above, please do not hesitate to contact me or, in my absence, Gregory S. Harvey ((216) 622-8253; gharvey@calfee.com).

Very truly yours,
/s/ John J. Jenkins
John J. Jenkins

cc:	Robert L. Matejka
Edward W. Moore
Thomas F. McKee

Attachment 1
Acknowledgement
     In connection with the submission of its response to the comments issued in the U.S. Securities and Exchange Commission, Division of Corporation Finance’s letter of October 1, 2010, RPM International Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RPM International Inc.
/s/ Edward W. Moore
Edward W. Moore
Vice President, General Counsel and Secretary

Dated October 29, 2010